Exhibit 99.1

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

FOR IMMEDIATE RELEASE

STAGE STORES REPORTS MARCH SALES

-- Comparable Store Sales Increase 12.1% --

HOUSTON, TX, April 7, 2005 - Stage Stores, Inc. (Nasdaq: STGS) today reported that total sales for the five-week period ended April 2, 2005 increased 13.5% to $125.1 million from $110.2 million in the prior year five-week period ended April 3, 2004. Comparable store sales increased 12.1% versus an increase of 5.5% last year.

Jim Scarborough, Chairman, President and Chief Executive Officer, commented, "We are very pleased with our strong sales results for March, which benefited from this year's earlier Easter timing. In spite of the unseasonably cold and rainy weather we experienced in some of our market areas, we achieved strong sales results for the month in total. Our sales increase was broad-based in nature, being driven by strong color statements in spring fashions for the entire family."

The Company noted that every one of its key merchandise departments achieved comparable store sales increases during the month, with the greatest increases occurring in accessories (+31.1%), home décor (+19.8%), women's special sizes (+17.6%), men's (+16.5%) and children's (+16.3%). The Company also noted that each of its small, mid-size and large market store groups had positive comparable store sales results during the month.

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SALES SUMMARY

Fiscal Period	Comparable Store Sales Trend % Increase (Decrease)		Total Sales ($ in Millions)	
	2005	2004	2005	2004
February	3.7%	8.0%	$ 92.3	$ 87.8
March	12.1	5.5	125.1	110.2
1st Quarter-To-Date	8.4	6.6	217.4	198.0

Store Activity

The Company also reported that it opened four new stores during the March period. A Peebles store was opened in Southport, North Carolina, a Bealls store was opened in Azle, Texas, and Stage stores were opened in Monticello and Newport, Arkansas.

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 532 stores located in 29 states. The Company operates under the Stage, Bealls and Palais Royal names throughout the South Central states, and under the Peebles name throughout the Mid-Atlantic, Southeastern and Midwestern states. For more information about Stage Stores, visit the Company's web site at www.stagestoresinc.com.

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